UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1 to
FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

Aegerion Pharmaceuticals, Inc.

and the Guarantors named herein

(Name of Applicant)

c/o Norton Rose Fulbright
1800 - 510 West Georgia Street, Vancouver, BC V6B 0M3 Canada
(Address of principal executive offices)

Securities to be Issued under the Indenture to be Qualified

Title of Class	Amount
Convertible Senior Notes due 2025	$125 million aggregate principal amount

Approximate date of proposed public offering:  As soon as practicable after the Effective Date under the Plan of Reorganization.

Name and address for agent of service:  Barbara Chan, President and Director, c/o Norton Rose Fulbright, 1800 - 510 West Georgia Street, Vancouver, BC V6B 0M3 Canada.

With a copy to:
Russell Leaf, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000

The Applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

EXPLANATORY NOTE

This Amendment No. 1 to Form T-3 is being filed on behalf of Aegerion Pharmaceuticals, Inc. and the entities expected to be guarantors of the Convertible Senior Notes due 2025. This Amendment is being filed solely to add the guarantors listed herein as Applicants to the initial application for qualification filed with the Securities and Exchange Commission on July 18, 2019 (the “Application”), update and replace in its entirety the information contained in Items 1, 2, 4, 5 and 7 of the Application and to file the Exhibits included in the Index to the Exhibits.  All other information in the Application is unchanged and has been omitted from this Amendment.

GENERAL

1. General Information.

Applicant	Form of Organization	Jurisdiction of Organization
Aegerion Pharmaceuticals, Inc. (the “Company”)	Corporation	Delaware
Aegerion Pharmaceuticals Holdings, Inc.	Corporation	Delaware
Aegerion Securities Corporation	Corporation	Massachusetts
Aegerion Pharmaceuticals Ltd.	Limited Company	Bermuda
Aegerion Pharmaceuticals Limited	Limited Company	England/Wales
Aegerion International Ltd.	Limited Company	Bermuda
Aegerion Pharmaceuticals SARL	Limited Liability Company	Switzerland
Aegerion Pharmaceuticals K.K.	Stock Corporation	Japan
Aegerion Pharmaceuticals, SAS	Limited Liability Company	France
Aegerion Pharmaceuticals (Canada) Ltd.	Limited Company	Canada
Aegerion Pharmaceuticals Spain, S.L.	Limited Liability Company	Spain
Aegerion Pharmaceuticals GmbH	Limited Liability Company	Germany
Aegerion Brasil Comercio e Importacao de Medicamentos LTDA	Limited Liability Company	Brazil
Aegerion Pharmaceuticals S.r.l.	Limited Liability Company	Italy
(the above named entities are the “Aegerion Entities”)
Amryt Pharma Holdings Limited (the “Parent”)	Limited Company	England/Wales
Amryt Pharma Limited	Limited Company	England/Wales
Amryt Pharmaceuticals DAC	Designated Activity Company	Ireland
Amryt Research Limited	Limited Company	Ireland
Amryt Genetics Limited	Limited Company	Ireland
Amryt Lipidology Limited	Limited Company	Ireland
Amryt AG (previously Birken AG)	Public Limited Company	Germany, Mannheim

The foregoing entities are referred to herein collectively as the “Applicants.”  The Applicants, other than the Aegerion Entities, are referred to herein collectively as the “Amryt Entities.”  The Applicants other than the Company, and any other entities that will act as a guarantor under the Indenture (as defined below) are referred to herein collectively as the “Guarantors.”  The Company and Aegerion Pharmaceuticals Holdings, Inc. are referred to herein as the “Debtors.”

AFFILIATES

3. Affiliates.

Prior to the Effective Date, Novelion Therapeutics Inc. (“Novelion”) may be considered an affiliate of the Applicants in its capacity as the parent of the Company.  In addition, Software Stiftung AG may be considered an affiliate of the Company since it holds 22.3% of the ordinary shares of Amryt Pharma PLC. The Applicants expect such persons to cease to be affiliates of the Applicants on such basis described in this paragraph following the Effective Date.

As of the Effective Date, the Parent is expected to indirectly own 100% of the voting securities of the Company. In addition, the Parent and the Company are expected to directly or indirectly own each Guarantor.

Certain directors and officers of the Applicants may be deemed to be affiliates thereof by virtue of their positions with the Applicants.  See Item 4, “Directors and Executive Officers.”  In addition, certain persons may be deemed to be affiliates of the Applicants by virtue of their current or anticipated holdings of voting securities of the Applicants.  See Item 5, “Principal Owners of Voting Securities.”

MANAGEMENT AND CONTROL

4. Directors and Executive Officers.

The following table lists the names and offices held by all current directors and executive officers of each Applicant.  Except as noted below, each director and officer is expected to remain a director or officer after the Effective Date.  The address for each director and executive officer for the Aegerion Entities is c/o Aegerion Pharmaceuticals, Inc., 245 First Street, 18th Floor, Cambridge, MA 12142.  The address for each director and executive officer for the Amryt Entities is c/o Amryt Pharma PLC, 90 Harcourt Street, Dublin 2, Ireland.  From the Effective Date, the directors and officers of the Parent are expected to serve as directors and officers for all the Applicants.

As of the date hereof:
Aegerion Pharmaceuticals, Inc.

Name	Position
Barbara Chan	President and Director
Benjamin Harshbarger	Secretary
John Castellano	Treasurer
Michael Price	Director
Colin Adams	Director
Matt Cantor	Director

Aegerion Pharmaceuticals Holdings, Inc.

Name	Position
Benjamin Harshbarger	President, Secretary and Director
John Castellano	Treasurer

Aegerion Securities Corporation

Name	Position
Barbara Chan	President and Director
Benjamin Harshbarger	Secretary
John Castellano	Treasurer

Aegerion Pharmaceuticals Ltd. Aegerion International Ltd.

Name	Position
Conyers Corporate Services (Bermuda) Limited	Secretary
Barbara Chan	Director
Benjamin Harshbarger	Director

Aegerion Pharmaceuticals Limited

Name	Position
Conyers Corporate Services (Bermuda) Limited	Secretary
Barbara Chan	Director
Benjamin Harshbarger	Director

Aegerion Pharmaceuticals SARL

Name	Position
Barbara Chan	Director
Benjamin Harshbarger	Director
Marc-Olivier Bertholet	Director

Aegerion Pharmaceuticals K.K.

Name	Position
Kazuo Serie	Representative Director
Benjamin Harshbarger	Director
Carolina Alarco	Director

Aegerion Pharmaceuticals, SAS

Name	Position
Barbara Chan	President and Managing Director
Benjamin Harshbarger	Managing Director

Aegerion Pharmaceuticals (Canada) Ltd.

Name	Position
Carolina Alarco	President and Director
Cristiane Ferreira	Secretary and Director

Aegerion Pharmaceuticals Spain, S.L.

Name	Position
Barbara Chan	Director
Benjamin Harshbarger	Director

Aegerion Pharmaceuticals GmbH

Name	Position
Benjamin Harshbarger	Managing Director
Barbara Chan	Chairman

Aegerion Brasil Comercio e Importacao de Medicamentos LTDA

Name	Position
Luiz Azevedo	Senior Manager

Aegerion Pharmaceuticals S.r.l.

Name	Position
Barbara Chan	Managing Director
Benjamin Harshbarger	Chairman

Amryt Pharma Holdings Limited Amryt Pharma Limited Amryt Pharmaceuticals DAC Amryt Research Limited Amryt Genetics Limited Amryt Lipidology Limited Amryt AG (previously Birken AG)

Name	Position
Harry Stratford	Non-executive Chairman
Joseph Wiley	Chief Executive Officer
Rory Nealon	Chief Financial Officer and Chief Operating Officer
James Culverwell	Non-executive Director
Ray Stafford	Non-executive Director
Markus Zeiner	Non-executive Director

As of the Effective Date, for all Applicants:

Name	Position
Joseph Wiley	Chief Executive Officer
Ray Stafford	Non-executive Director

5. Principal Owners of Voting Securities.

The Company

As of the date of filing, 100% of the issued share capital of and 100% of all voting power in the Company is owned by Novelion.  The mailing address of Novelion is 1800-510 West Georgia Street, Vancouver, B.C., Canada V6B 0M3. After the Effective Date, the Parent is expected to directly or indirectly own 100% of the issued share capital and 100% of all voting power of the Company. The mailing address of the Parent is c/o Amryt Pharma PLC, 90 Harcourt Street, Dublin 2, Ireland.

The Guarantors

As of the date of this filing 100% of the issued equity securities of each of the Guarantors that are subsidiaries of the Company are directly or indirectly owned by the Company.

As of the date of this filing 100% of the issued equity securities of each of the Guarantors that are subsidiaries of Amryt Pharma PLC are owned by Amryt Pharma PLC.

As of the Effective Date, the Parent is expected to directly or indirectly own 100% of the issued equity securities of each Guarantor.

Amryt Pharma PLC

As of the date of this filing, Software Stiftung AG holds 22.3% of the ordinary shares of Amryt Pharma PLC. After the Effective Date, the Parent is expected to own 100% of the ordinary shares of Amryt Pharma PLC directly.

Parent

After the Effective Date, Athyrium Capital Management, LP and Highbridge Capital Management, LLC are each expected to hold more than 10% of the ordinary shares of the Parent.

CAPITAL SECURITIES

7. Capitalization.

(a)          The following table sets forth certain information with respect to each authorized class of securities of the Applicants outstanding as of the date of the filing of this application.

Applicant	Title of Equity Securities	Amount Authorized	Amount Outstanding
Aegerion Pharmaceuticals, Inc.	Common Stock, par value $0.01 per share	1,000 shares	1,000 shares
Aegerion Pharmaceuticals Holdings, Inc.	Common Stock, par value $0.01 per share	100 shares	100 shares
Aegerion Securities Corporation	Common Stock, par value $0.01 per share	1,000 shares	100 shares
Aegerion Pharmaceuticals Ltd.	Ordinary Shares, par value $1.00 per share	10,000 shares	10,000 shares
Aegerion Pharmaceuticals Limited	Ordinary Shares, par value £1.00 per share	3 shares	3 shares
Aegerion International Ltd.	Ordinary Shares, par value $1.00 per share	1,000 shares	1,000 shares
Aegerion Pharmaceuticals SARL	Ordinary Shares, par value 100 CHF per share	200 shares	200 shares
Aegerion Pharmaceuticals K.K.	Ordinary Shares, par value 10,000 JPY per share	1,000 shares	10 shares
Aegerion Pharmaceuticals, SAS	Ordinary Shares, par value €1.00 per share	30,000 shares	30,000 shares
Aegerion Pharmaceuticals (Canada) Ltd.	Common Shares, no par value	100 shares	100 shares
Aegerion Pharmaceuticals Spain, S.L.	Ordinary Shares, par value €1.00 per share	25,000 shares	25,000 shares
Aegerion Pharmaceuticals GmbH	Ordinary Shares, par value €1.00 per share	25,000 shares	25,000 shares
Aegerion Brasil Comercio e Importacao de Medicamentos LTDA	Ordinary Shares, par value 3 BRL per share	300 shares	300 shares
Aegerion Pharmaceuticals S.r.l.	Ordinary Shares, par value €1.00 per share	10,000 shares	10,000 shares
Amryt Pharma Holdings Limited	Ordinary Shares, par value £0.06 per share	Unlimited	1 share
Amryt Pharma Limited	Ordinary Shares, par value £0.06 per share	Unlimited	45,802,881 shares
Amryt Pharmaceuticals DAC	Ordinary Shares, par value €0.001 per share	10,000,000 shares	998,630 shares
	B Ordinary Shares, par value €0.001 per share	100,000 shares	56,775 shares
Amryt Research Limited	Ordinary Shares, par value €1.00 per share	1,000,000 shares	100 shares
Amryt Genetics Limited	Ordinary Shares, par value €1.00 per share	1,000,000 shares	100 shares
Amryt Lipidology Limited	Ordinary Shares, par value €1.00 per share	1,000,000 shares	100 shares
Amryt AG (previously Birken AG)	Ordinary Shares, no par value	21,205,250 shares	21,205,250 shares

(b)          Each shareholder of the Amryt Entities and of the Aegerion Entities has one vote in respect of each share held by it.

Exhibit T3.A1
Certificate of Incorporation of Aegerion Pharmaceuticals, Inc. (incorporated by reference to Exhibit 3.1 of the Form 8-K filed by Aegerion Pharmaceuticals, Inc. (File No. 001-34921) on November 29, 2016.

Exhibit T3.A2	Certificate of Incorporation of Aegerion Pharmaceuticals Holdings, Inc.
Exhibit T3.A3	Articles of Organization of Aegerion Securities Corporation
Exhibit T3.A4	Certificate of Incorporation of Aegerion Pharmaceuticals Ltd.
Exhibit T3.A5	Certificate of Incorporation of Aegerion Pharmaceuticals Limited
Exhibit T3.A6	Certificate of Incorporation of Aegerion International Ltd.
Exhibit T3.A7	The Articles of Association, filed under T3.B7, contains the equivalent of both the charter and the bylaws of Aegerion Pharmaceuticals SARL
Exhibit T3.A8	Articles of Incorporation of Aegerion Pharmaceuticals K.K.
Exhibit T3.A9	Main Registration Extract from the Trade and Society Register for Aegerion Pharmaceuticals, SAS
Exhibit T3.A10	Certificate of Incorporation of Aegerion Pharmaceuticals (Canada) Ltd., Inc.
Exhibit T3.A11	Constitution of Aegerion Pharmaceuticals Spain, S.L.
Exhibit T3.A12	Commercial Register of Aegerion Pharmaceuticals GmbH
Exhibit T3.A13	Social Contract of Aegerion Brasil Comercio e Importacao de Medicamentos Ltda
Exhibit T3.A14	Business Register of Aegerion Pharmaceuticals S.r.l.
Exhibit T3.A15	Certificate of Incorporation of a Private Limited Company of Amryt Pharma Holdings Limited, a company registered in England and Wales
Exhibit T3.A16	Certificate of Incorporation of a Public Limited Company of Amryt Pharma Limited (previously known as Elm Partners PLC), a company registered in England and Wales
Exhibit T3.A17	Certificate of Incorporation of Amryt Pharmaceuticals DAC, a company registered in Ireland
Exhibit T3.A18	Certificate of Incorporation of Amryt Research Limited, a company registered in Ireland
Exhibit T3.A19	Certificate of Incorporation of Amryt Genetics Limited, a company registered in Ireland
Exhibit T3.A20	Certificate of Incorporation of Amryt Lipidology Limited
Exhibit T3.A21	Certificate of Incorporation of Amryt AG
Exhibit T3.B1	Bylaws of Aegerion Pharmaceuticals, Inc.
Exhibit T3.B2	Bylaws of Aegerion Pharmaceuticals Holdings, Inc.
Exhibit T3.B3	Bylaws of Aegerion Securities Corporation
Exhibit T3.B4	Bye-laws of Aegerion Pharmaceuticals Ltd.
Exhibit T3.B5	Articles of Association of Aegerion Pharmaceuticals Limited
Exhibit T3.B6	Bye-laws of Aegerion International Ltd.
Exhibit T3.B7	Articles of Association of Aegerion Pharmaceuticals SARL
Exhibit T3.B8	Bylaws of Aegerion Pharmaceuticals K.K.
Exhibit T3.B9	Constitution of Aegerion Pharmaceuticals, SAS
Exhibit T3.B10	Notice of Articles of Aegerion Pharmaceuticals (Canada) Ltd., Inc.
Exhibit T3.B11	Bylaws of Aegerion Pharmaceuticals Spain, S.L.
Exhibit T3.B12	Articles of Association of Aegerion Pharmaceuticals GmbH
Exhibit T3.B13	Bylaws of Aegerion Brasil Comercio e Importacao de Medicamentos Ltda
Exhibit T3.B14	Bylaws of Aegerion Pharmaceuticals S.r.l.
Exhibit T3.B15	Articles of Association of Amryt Pharma Holdings Limited, a company registered in England and Wales
Exhibit T3.B16	Articles of Association of Amryt Pharma Limited, a company registered in England and Wales
Exhibit T3.B17	Constitution of Amryt Pharmaceuticals DAC, a company registered in Ireland
Exhibit T3.B18	Constitution of Amryt Research Limited, a company registered in Ireland
Exhibit T3.B19	Constitution of Amryt Genetics Limited, a company registered in Ireland
Exhibit T3.B20	Constitution of Amryt Lipidology Limited, a company registered in Ireland
Exhibit T3.B21	Translated Articles of Amryt AG
Exhibit T3D.1	Not Applicable.
Exhibit T3E.1
First Amended Joint Chapter 11 Plan of Reorganization of Aegerion Pharmaceuticals, Inc., filed on July 9, 2019 (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by Novelion Therapeutics Inc. (File No. 000-17082) on July 15, 2019).*

Exhibit T3E.2	Amended Disclosure Statement relating to the Plan of Reorganization of Aegerion Pharmaceuticals, Inc., a Delaware corporation, filed on July 9, 2019 (incorporated by reference to Exhibit 10.2 of the Form 8-K filed by Novelion Therapeutics Inc. (File No. 000-17082) on July 15, 2019).*
Exhibit T3E.3	Order Approving the Disclosure Statement, dated July 11, 2019 (incorporated by reference to Exhibit 10.3 of the Form 8-K filed by Novelion Therapeutics Inc. (File No. 000-17082) on July 15, 2019).*
Exhibit T3F.1
Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C.1 hereto).*

*Filed previously.

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicants below have duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, in the city of Cambridge and State of Massachusetts, on the 7th day of August, 2019:

AEGERION PHARMACEUTICALS HOLDINGS, INC.

By:	/s/ Benjamin Harshbarger
Name:	Benjamin Harshbarger
Title:	President & Secretary

Attest:

/s/ Barbara Chan
Name:	Barbara Chan

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicants below have duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, in the city of Cambridge and State of Massachusetts, on the 7th day of August, 2019:

AEGERION PHARMACEUTICALS (CANADA) LTD., INC. AEGERION PHARMACEUTICALS K.K.

By:	/s/ Carolina Alarco
Name:	Carolina Alarco
Title:	Director

Attest:

/s/ Barbara Chan
Name:	Barbara Chan

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicants below have duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, in the city of Sao Paolo and Country of Brazil, on the 7th day of August, 2019:

AEGERION BRASIL COMERCIO E IMPORTACAO DE MEDICAMENTOS LTDA

By:	/s/ Luiz Azevedo
Name:	Luiz Azevedo
Title:	General Manager

Attest:

/s/ Edes Balhes
Name:	Edes Balhes

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicants below have duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, in the city of Cambridge and State of Massachusetts, on the 7th day of August, 2019:

AEGERION PHARMACEUTICALS, INC.
AEGERION SECURITIES CORPORATION
AEGERION PHARMACEUTICALS LIMITED
AEGERION PHARMACEUTICALS LTD.
AEGERION PHARMACEUTICALS SARL
AEGERION PHARMACEUTICALS, SAS
AEGERION INTERNATIONAL LTD.
AEGERION PHARMACEUTICALS SPAIN, S.L.
AEGERION PHARMACEUTICALS GMBH
AEGERION PHARMACEUTICALS S.R.L.

By:	/s/ Barbara Chan
Name:	Barbara Chan
Title:	Director

Attest:

/s/ Benjamin Harshbarger
Name:	Benjamin Harshbarger

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicants below have duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, in the city of London, United Kingdom, on the 7th day of August, 2019:

AMRYT PHARMA LIMITED AMRYT PHARMA HOLDINGS LIMITED AMRYT PHARMACEUTICALS DAC AMRYT RESEARCH LIMITED AMRYT GENETICS LIMITED AMRYT LIPIDOLOGY LIMITED AMRYT AG

By:	/s/ Rory Nealon
Name:	Rory Nealon
Title:	Director

Attest:

/s/ John McEvoy
Name:	John McEvoy
Title:	General Counsel